# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BigBear.ai Holdings, Inc., CIK 0001836981
CUSIP: 08975B109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6811 Benjamin Franklin Drive, Suite 200, Columbia, Maryland (MD), 21046
Date of event which requires filing of this statement: 03/07/2025
Amends the filing with accession number 0000950170-25-035683
Filed by CIK 0001832284
Persons authorized to receive notices and communications: Melissa Klafter, 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487, (561) 372-7820

## Reporting persons
- Michael R. Greene: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,817,417; sole dispositive power 0; shared dispositive power 40,817,417; aggregate amount beneficially owned 40,817,417 (16.3% of the class)
  Comment: The calculation for Row 13 is based upon 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024 plus (i) 10,969 shares of Common Stock issued in respect of restricted stock units that vested on January 31, 2025 and (ii) 10,971 shares of Common Stock to be issued in respect of restricted stock units that will vest on March 31, 2025.
- David H. Rowe: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,817,417; sole dispositive power 0; shared dispositive power 40,817,417; aggregate amount beneficially owned 40,817,417 (16.3% of the class)
  Comment: The calculation for Row 13 is based upon 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024 plus (i) 10,969 shares of Common Stock issued in respect of restricted stock units that vested on January 31, 2025 and (ii) 10,971 shares of Common Stock to be issued in respect of restricted stock units that will vest on March 31, 2025.
- Aeroequity GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,303,730; sole dispositive power 0; shared dispositive power 40,303,730; aggregate amount beneficially owned 40,303,730 (16.1% of the class)
  Comment: The calculation for Row 13 is based upon 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024 plus (i) 10,969 shares of Common Stock issued in respect of restricted stock units that vested on January 31, 2025 and (ii) 10,971 shares of Common Stock to be issued in respect of restricted stock units that will vest on March 31, 2025.
- Pangiam Ultimate Holdings, LLC (CIK 0001832284): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,303,730; sole dispositive power 0; shared dispositive power 40,303,730; aggregate amount beneficially owned 40,303,730 (16.1% of the class)
  Comment: The calculation for Row 13 is based upon 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024 plus (i) 10,969 shares of Common Stock issued in respect of restricted stock units that vested on January 31, 2025 and (ii) 10,971 shares of Common Stock to be issued in respect of restricted stock units that will vest on March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: BigBear.ai Holdings, Inc.
Address of issuer's principal executive offices: 6811 Benjamin Franklin Drive, Suite 200, Columbia, Maryland (MD), 21046
Comment:
Explanatory Note

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 21 ("Amendment No. 21") to Schedule 13D relates to the shares of common stock, par value $0.0001 per share ("Common Stock") of BigBear.ai Holdings, Inc. (f/k/a GigCapital4, Inc.), a Delaware corporation (the "Issuer") and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 17, 2021, as amended by Amendment No. 1 filed on April 6, 2023, Amendment No. 2 filed on May 23, 2023, Amendment No. 3 filed on June 15, 2023, Amendment No. 4 filed on March 1, 2024, Amendment No. 5 filed on March 18, 2024, Amendment No. 6 filed on July 5, 2024, Amendment No. 7 filed on October 31, 2024, Amendment No. 8 filed on November 13, 2024, Amendment No. 9 filed on November 25, 2024, Amendment No. 10 filed on November 27, 2024, Amendment No. 11 filed on December 4, 2024, Amendment No. 12 filed on December 6, 2024, Amendment No. 13 filed on December 10, 2024, Amendment No. 14 filed on December 12, 2024, Amendment No. 15 filed on December 16, 2024, Amendment No. 16 filed on December 18, 2024, Amendment No. 17 filed on December 20, 2024, Amendment No. 18 filed on December 30, 2024, Amendment No. 19 filed on March 5, 2025 and Amendment No. 20 filed on March 7, 2025 ("Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 21 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 21 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety:

The following information is as of the date hereof and is based on the 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024 plus (i) 10,969 shares of Common Stock issued in respect of restricted stock units that vested on January 31, 2025 and (ii) 10,971 shares of Common Stock to be issued in respect of restricted stock units that will vest on March 31, 2025.

Pangiam is the direct beneficial owner of 40,303,730 shares of Common Stock. Pangiam beneficially owns 16.1% of the Common Stock outstanding as of the date of this Amendment No. 21.

Kirk Michael Konert, a Partner at AE Industrial Partners, LP, and Jeffrey Hart, a Principal at AE Industrial Partners, LP, have each agreed to assign, transfer, convey and deliver to AE Industrial Partners, LP, any shares of Common Stock granted to Mr. Konert and Mr. Hart in connection with their service on the board of directors of the Issuer (the "Director Shares").

Voting and dispositive power with respect to the shares of Common Stock held by Pangiam and with respect to the 513,687 Director Shares is exercised by Michael R. Greene and David H. Rowe.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Amendment No. 21.
Transactions in the class effected during the past sixty days: Exhibit 2 hereto lists all transactions in the Common Stock since the filing of Amendment No. 20. All of such transactions were effected in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement among the Reporting Persons, dated as of March 5, 2025 (as incorporated by reference to Exhibit 1 to Amendment No. 19).
Exhibit 2. Transactions in the Shares Since the Filing of Amendment No. 20.

## Signatures
- Michael R. Greene: /s/ Michael R. Greene, Michael R. Greene (03/11/2025)
- David H. Rowe: /s/ David H. Rowe, David H. Rowe (03/11/2025)
- Aeroequity GP, LLC: /s/ Michael R. Greene, Michael R. Greene/Managing Member (03/11/2025)
- Pangiam Ultimate Holdings, LLC: /s/ Bryan McElwee, Bryan McElwee/Vice President (03/11/2025)